UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

NEUROBO PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R 107
(CUSIP Number)

Hwan Kim, Esq.

Sheppard Mullin Richter & Hampton LLP

2099 Pennsylvania Avenue, N.W.

Suite 100

Washington, DC 20006-6801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,335,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,335,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,335,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (Based upon 15,633,333 shares issued and outstanding as of December 30, 2019)
14	TYPE OF REPORTING PERSON* OO

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1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund No. 6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,121,190
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,121,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (Based upon 15,633,333 shares issued and outstanding as of December 30, 2019)
14	TYPE OF REPORTING PERSON* OO

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1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund No. 7
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,864,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,864,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (Based upon 15,633,333 shares issued and outstanding as of December 30, 2019)
14	TYPE OF REPORTING PERSON* OO

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1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E&Investment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,321,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,321,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,321,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8% (Based upon 15,633,333 shares issued and outstanding as of December 30, 2019)
14	TYPE OF REPORTING PERSON* OO

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1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Na Yeon Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,321,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,321,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,321,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8% (Based upon 15,633,333 shares issued and outstanding as of December 30, 2019)
14	TYPE OF REPORTING PERSON* IN

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Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 177 Huntington Avenue, Suite 1700, Boston, Massachusetts 02115.

Item 2. Identity and Background.

(a)       This Schedule 13D is being filed by The E&Healthcare Investment Fund II (“Fund II”), The E&Healthcare Investment Fund No. 6 (“Fund 6”), The E&Healthcare Investment Fund No. 7 (“Fund 7”), E&Investment, Inc (“GP”), and Na Yeon Kim (collectively, the “Reporting Persons”). Each of the entity Reporting Persons is organized under the laws of the Republic of Korea. GP is the sole general partner of each of Fund II, Fund 6, and Fund 7.

(b)       The business address of Ms. Kim and the address of the principal office of the entity Reporting Persons is 16th floor, Yeoksam I-Tower, 326, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06211.

(c)       Each of the entity Reporting Persons is in the business of investing in securities. Ms. Kim’s principal occupation is Chief Executive Officer of GP.

(d)       During the last five years, none of the Reporting Persons, or in the case of the entity Reporting Persons, none of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

On December 30, 2019, NeuroBo Pharmaceuticals, Inc., a Delaware corporation (“Private NeuroBo”), and GR Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Gemphire Therapeutics Inc. (“Gemphire”), merged with and into Private NeuroBo, with Private NeuroBo continuing as a wholly-owned subsidiary of Gemphire and the surviving corporation of the merger (the “Merger”).

Immediately prior the closing of the Merger, Fund II, Fund 6, and Fund 7 were stockholders of Private NeuroBo. Pursuant to the Merger, the capital stock and convertible promissory notes of Private NeuroBo previously held by Fund II, Fund 6, and Fund 7 were converted into an aggregate of 7,321,789 shares of Common Stock.

Item 4. Purpose of Transaction.

The information set forth in Item 3 hereof is incorporated by reference into this Item 4, as applicable.

Except in Ms. Kim’s capacity as a director of the Issuer and as set forth herein, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       Fund II beneficially owns 4,335,800 shares of Common Stock, Fund 6 beneficially owns 1,121,190 shares of Common Stock, Fund 7 beneficially owns 1,864,799 shares of Common Stock, GP beneficially owns 7,321,789 shares of Common Stock, and Ms. Kim beneficially owns 7,321,789 shares of Common Stock. The ownership percentages are 27.7%, 7.2%, 11.9%, 46.8%, and 46.8%, respectively (based upon 15,633,333 shares issued and outstanding as of December 30, 2019).

(b)       Each of Fund II, Fund 6, and Fund 7 may be deemed to hold shared voting and dispositive power over all shares of Common Stock that each beneficially owns with GP. GP, as sole general partner of each of Fund II, Fund 6, and Fund 7, may be deemed to hold shared voting and dispositive power over all shares of Common Stock owned directly by each of them. Ms. Kim, as Chief Executive Officer of GP, may be deemed to hold shared voting and dispositive power over all shares of Common Stock owned directly by each of Fund II, Fund 6, and Fund 7.

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(c)       The information set forth in Item 3 hereof is incorporated by reference into this Item 5(c), as applicable.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement of Joint Filing

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2020

The E&Healthcare Investment Fund II By: E&Investment, Inc., its general partner By: /s/ Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

The E&Healthcare Investment Fund No. 6 By: E&Investment, Inc., its general partner By: /s/ Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

The E&Healthcare Investment Fund No. 7 By: E&Investment, Inc., its general partner By: /s/ Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

E&Investment, Inc. By: /s/ Na Yeon Kim Name: Na Yeon Kim Title: Chief Executive Officer

By:/s/ Na Yeon Kim Name: Na Yeon Kim

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Exhibit A

Agreement of Joint Filing

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 9, 2020

The E&Healthcare Investment Fund II By: E&Investment, Inc., its general partner By: Name: Title:

The E&Healthcare Investment Fund No. 6 By: E&Investment, Inc., its general partner By: Name: Title:

The E&Healthcare Investment Fund No. 7 By: E&Investment, Inc., its general partner By: Name: Title:

E&Investment, Inc. By: Name: Title:

By: Name: Na Yeon Kim

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